================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                ----------------

                  FRANKLIN STREET PARTNERS LIMITED PARTNERSHIP
             (Exact Name of Registrant as Specified in its Charter)

                                ----------------

        Massachusetts                                            04-2724223
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                         401 Edgewater Place, Suite 200
                            Wakefield, MA 01880-6210
                         (Address of principal offices)

                                 (781) 557-1300
              (Registrant's telephone number, including area code)

                                ----------------

                    Securities to be registered under Section
                               12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                    Units of
                          Limited Partnership Interest
                                (Title of class)

                  A list of exhibits is located in Item 15(b).

                                Table of Contents

                                     10-12G

Item 1.    Business............................................................1
Item 2.    Financial Information...............................................2
Item 3.    Properties.........................................................14
Item 4.    Security Ownership of Certain Beneficial Owners and Management.....16
Item 5.    Directors and Executive Officers...................................17
Item 6.    Executive Compensation.............................................19
Item 7.    Certain Relationships and Related Transactions.....................20
Item 8.    Legal Proceedings..................................................20
Item 9.    Market Price of and Dividends on the Registrant's Common
           Equity and Related  Stockholder Matters............................20
Item 10.   Recent Sales of Unregistered Securities............................21
Item 11.   Description of Registrant's Securities to be Registered............21
Item 12.   Indemnification of Directors and Officers..........................23
Item 13.   Financial Statements and Supplementary Data........................24
Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...........................................24
Item 15.   Financial Statements and Exhibits..................................24

Item 1. Business

      Franklin Street Partners Limited Partnership (the "Company" or the "Partnership") was formed as a Massachusetts general partnership in January 1997 as the successor to a Massachusetts general partnership formed in 1981 and subsequently formed as a Massachusetts limited partnership in February 1997. The Company holds a 99% interest in FSP Investments LLC, a Massachusetts limited liability company ("FSP Investments"), a 99% interest in FSP Property Management LLC, a Massachusetts limited liability company ("FSP Property Management"), and a 100% interest in FSP Holdings LLC, a Delaware limited liability company ("FSP Holdings").

      FSP Investments acts as a real estate investment firm and broker/dealer with respect to (a) the organization of investment vehicles which are typically syndicated through private placements exempt from registration under the Securities Act of 1933 ("Sponsored Entities"), (b) the acquisition of real estate by the Sponsored Entities and (c) the sale of equity interests in the Sponsored Entities. FSP Investments derives revenue from both investment banking fees received in connection with the acquisition of real property by Sponsored Entities and brokerage commissions received in connection with the syndication of equity interests in the Sponsored Entities. FSP Investments is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

      Between June 1997 and June 2000, FSP Investments completed the offerings of limited partnership interests in 14 Sponsored Entities that were organized as limited partnerships (the "Sponsored Partnerships"). The sole general partner of each of the Sponsored Partnerships is FSP Holdings. On April 1, 1997, FSP Holdings acquired the general partnership interest in four additional Sponsored Partnerships, each of which had been organized by the executive officers of the general partner of the Company prior to the formation of the Company while they were employed by another entity.

      Between June 2000 and December 31, 2000, FSP Investments completed the offerings of preferred stock in three Sponsored Entities that were organized as corporations intended to qualify for tax purposes as real estate investment trusts (the "Sponsored REITs"). The Company expects that future Sponsored Entities will be Sponsored REITs. In December 2000 one of the Sponsored Partnerships converted from a Partnership to a Sponsored REIT.

      Each Sponsored Entity sold its equity interests only to "accredited investors'" within the meaning of Regulation D under the Securities Act. The Sponsored Entities issued an aggregate of $277,100,000 of equity interests. Each Sponsored Entity holds a single real property. FSP Property Management provides property management services to each Sponsored Entity.

      Pursuant to mergers effective January 1, 1999, January 1, 2000 and October 1, 2000, respectively, the Company acquired 17 Sponsored Partnerships. In connection with these mergers, the Company issued units of its limited partnership interest (the "Units") to the limited partners of the Sponsored Partnerships. As a result of the mergers, FSP Holdings is the sole general partner of each Sponsored Partnership that was acquired and the Company is the sole limited partner of each such Sponsored Partnership. Accordingly, the Company owns, directly and indirectly, 100% of the interest in the 17 Sponsored Partnerships, each of which owns real property. Reference in this registration statement to the Company's properties means the real properties owned by these 17 Sponsored Partnerships.

      The Company has two principal sources of revenue:

      o Brokerage commissions, syndication and other fees ("investment banking fees") in connection with the organization and offering of Sponsored Entities.

      o     Rental income from the real properties it owns.

      With respect to its investment banking and brokerage business, the Company faces competition for the investment dollars of potential purchasers of the Sponsored Entities from every other kind of investment, including stocks, bonds, mutual funds and other real-estate related investments, including REITs. Some of the Company's competitors have significantly more resources than the Company and are able to advertise their investment products. Because the offerings of the Sponsored Entities are made pursuant to an exemption from registration under the Securities Act, FSP Investments may not advertise the Sponsored Entities or otherwise engage in any general solicitation of investors to purchase interests in the Sponsored Entities.

      With respect to its real estate investments, the Company faces competition in each of the markets where the properties are located. See "Financial Information - Management's Analysis and Discussion of Financial Condition and Results of Operations - Trends and Uncertainties" in Item 2 hereof. As of December 31, 2000, each of the Company's 17 properties had an occupancy level in excess of 90%.

      The Company had 22 employees as of December 31, 2000.

Item 2. Financial Information.

Special Note Regarding Forward-Looking Statements

      This registration statement contains forward-looking financial statements. These statements relate to future events or our future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, an investor should specifically consider various factors set forth under "Management's Discussion and Analysis - Rick Factors". These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this registration statement to conform them to actual results or to changes in our expectations that occur after the date of this registration statement, other than as required by law.

Selected Financial Data

      The following selected financial information is derived from the historical consolidated financial statements of the Company. This information should be read in conjunction with "Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" in
Item 2 hereof and with the Company's consolidated financial statements and related notes thereto included in Item 13 hereof.

                  FRANKLIN STREET PARTNERS LIMITED PARTNERSHIP
       (dollars in thousands, except units and per partnership unit data)

                                                                                                 From date of
                                                                                                  inception
                                                                                                  February 4,
                                                      Year Ended December 31,                    1997 through
                                        -----------------------------------------------          December 31,
                                            2000               1999              1998                1997
                                        -----------------------------------------------------------------------
    OPERATING DATA:
    Total revenue.................         $34,793           $18,048            $11,555             $7,203
    Net income....................          11,706             3,455              1,977                272

    Basic and diluted net income
    per partnership unit..........           $0.48             $0.14              $0.08              $0.01

                                                                                                 From date of
                                                                                                  inception
                                                                                                  February 4,
                                                         As of December 31,                      1997 through
                                        -----------------------------------------------          December 31,
                                            2000               1999              1998                1997
                                        -----------------------------------------------------------------------
    BALANCE SHEET DATA
    (AT PERIOD END):
    Total assets..................        $199,483           $176,199            $95,150            $66,117
    Total liabilities.............          19,280             28,821              1,294              1,638
    Total partners' capital.......         180,140            147,326             93,856             64,478
    OTHER DATA:
    Funds from Operations (a).....         $18,200             $6,352             $4,081             $1,770

    Cash distribution declared
    per unit of partnership
    interest......................           $0.90              $0.55              $0.30              $0.15

    Weighted average units of
    partnership interest-basic
    and diluted...................      24,377,095         24,204,595         24,204,595         24,204,595

      (a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles) plus depreciation and amortization and other non-cash expenses. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity or to net income as an indicator of the Partnership's operating performance. The methodology used by the Partnership in calculating FFO may differ from that used by other entities whose business is similar to the Partnership's and, therefore, may not be comparable to such other entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following information should be read in conjunction with the consolidated financial statements included at Item 13.

      The Partnership operates in two business segments: rental operations and investment services. FSP Investments provides real estate investment and broker/dealer services that include: (a) the organization of Sponsored REITs in 2000 and Sponsored Partnerships prior to 2000, which were syndicated through private placements; (b) the acquisition of real estate on behalf of the Sponsored Entities; and (c) the sale of preferred stock in Sponsored REITs or limited partnership interests in the Sponsored Partnerships. The following table summarizes property owned by the Partnership for the three years ended December 31, 2000, 1999 and 1998.

                                                        December 31,
                                            -----------------------------------
                                               2000         1999          1998
                                            ---------     ---------     -------
      Residential
          Number of Properties............          4             4           4
          Number of Apartment Units.......        642           642         642

      Commercial
          Number of Properties............         13            12           5
          Square Footage..................  1,433,300     1,328,600     405,500

Results of Operations

      The following table shows the Partnership's financial data as a percentage of total revenues for the three years ended December 31, 2000, 1999, and 1998 and the variance in dollars between the years ended December 31, 2000 and 1999 and the years ended December 31, 1999 and 1998. See Note 3 Business Segments of the Consolidated Financial Statements and Supplementary Data for financial information about business segments.

                                                           Financial Data as a
                                                           Percentage of Total
                                                          Revenues for the Year       Variance in dollars between
                                                           Ended December 31,        the years ended December 31,
                                                           ------------------        ----------------------------
                                                                                        2000 and         1999 and
                                                          2000     1999     1998          1999             1998
                                                          ----     ----     ----          ----             ----
                                                                                             (in thousands)
REVENUES:
    Rental income....................................     73.1%    90.4%    94.0%        $9,119          $5,456
    Syndication and commission income................     21.8%     4.4%     0.0%         6,785             789
    Interest and other income........................      5.1%     5.2%     6.0%           841             248
                                                         -----    -----    -----         ------          ------
    Total revenues...................................    100.0%   100.0%   100.0%        16,745           6,493
                                                         -----    -----    -----         ------          ------

                                                          Financial Data as a
                                                          Percentage of Total
                                                         Revenues for the Year       Variance in dollars between
                                                           Ended December 31,        the years ended December 31,
                                                           ------------------        ----------------------------
                                                                                        2000 and         1999 and
                                                          2000     1999     1998          1999             1998
                                                          ----     ----     ----          ----             ----
                                                                                             (in thousands)
EXPENSES:
    Selling, general and administrative..............     25.2%    28.9%    22.3%         3,572           2,648
    Other real estate operating expenses.............     18.7%    24.5%    26.1%         2,060           1,417
    Depreciation and amortization....................     12.1%    16.1%    18.2%         1,297             793
    Real estate taxes and insurance..................      7.1%     8.0%     9.5%         1,025             347
    Interest expense.................................      2.5%     1.7%     0.2%           561             273
    Merger costs.....................................      0.6%     1.3%     6.4%            (9)           (505)
    Minority interest................................      0.2%     0.4%     0.2%           (12)             42
                                                         -----    -----    -----         ------          ------
    Total expenses...................................     66.4%    80.9%    82.9%         8,494           5,015
                                                         -----    -----    -----         ------          ------
NET INCOME...........................................     33.6%    19.1%    17.1%        $8,251          $1,478
                                                         =====    =====    =====         ======          ======

Comparison Of The Year Ended December 31, 2000 To The Year Ended December 31,
1999

      Revenues

      Total revenues increased $16.8 million or 92.3%, to $34.8 million for the year ended December 31, 2000, as compared to $18.0 million for the year ended December 31, 1999.

      The increase in rental income of $9.1 million, or 55.9%, compared to the year ended December 31, 1999, is attributable to:

      o the acquisition of seven commercial properties in 1999, which contributed revenues for a full year in 2000, as compared with a partial year in 1999, resulting in $8.0 million in incremental revenues;

      o the acquisition of one commercial property in 2000, which contributed revenues for a partial year in 2000, as compared with no revenue in 1999, resulting in approximately $600 thousand in incremental revenues;

      o increased revenues of approximately $500 thousand as a result of rent increases and other miscellaneous fees on existing properties.

      The increase in investment services income of $6.8 million, or 859%, compared to the year ended December 31, 1999, is attributable to the syndication of three REITs in 2000 compared to the syndication of one unconsolidated Sponsored Partnership in 1999.

      The increase in interest and other income of $841 thousand, or 90.1%, compared to the year ended December 31, 1999 is attributable to interest earned on higher cash balances, cash equivalents and marketable securities and higher average yields in 2000 compared to 1999.

      Expenses

      Total expenses increased $8.5 million, or 58.2%, to $23.1 million for the year ended December 31, 2000, as compared to $14.6 million for the year ended December 31, 1999.

      The increase in selling, general and administrative expenses of $3.6 million, or 68.4%, compared to the year ended December 31, 1999, is attributable to:

      o increased payroll and related expenses of $3.0 million, of which $2.3 million relates to equity based (non-cash) compensation;

      o increased broker commissions and related costs of approximately $700 thousand;

      o     offset by decreased other costs of approximately $100 thousand.

      The increase in other real estate operating expenses of $2.1 million, or 46.5%, compared to the year ended December 31, 1999, is primarily attributable to the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999.

      The increase in depreciation and amortization expenses of $1.3 million or 44.8%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999, resulting in $1.2 million in incremental expenses;

      o the acquisition of one commercial property in 2000, which incurred costs for a partial year in 2000, as compared with no costs in 1999, resulting in approximately $100 thousand in incremental costs;

      The increase in real estate taxes and insurance expenses of $1.0 million or 70.8%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a full year in 2000, as compared with a partial year in 1999, resulting in approximately $800 thousand in incremental expenses;

      o tax increases on the existing properties of approximately $200 thousand.

      The increase in interest expense of $561 thousand, or 187.6%, compared to the year ended December 31, 1999, is primarily attributable to:

      o the syndication of three REITs in 2000 compared to the syndication of one unconsolidated Sponsored Partnership in 1999.

      Merger costs for the year ended December 31, 2000 approximated merger costs for the year ended December 31, 1999.

      The minority interest for the year ended December 31, 2000 approximated the minority interest for the year ended December 31, 1999.

      Comparison of the Year Ended December 31, 1999 to the Year Ended December 31, 1998

      Revenues

      Total revenues increased $6.5 million or 56.2%, to $18.0 million for the year ended December 31, 1999, as compared to $11.5 million for the year ended December 31, 1998.

      The increase in rental income of $5.5 million, or 50.2%, compared to the year ended December 31, 1998, is attributable to:

      o the acquisition of two properties (one commercial, one residential) in 1998 which contributed revenues for a full year in 1999, as compared with a partial year 1998, resulting in $2.4 million in incremental revenues;

      o the acquisition of seven commercial properties 1999, which contributed revenues for a partial year in 1999, as compared with no revenue in 1998, resulting in $3.1 million in incremental revenues;

      The increase in investment services income of $789 thousand, compared to the year ended December 31, 1998, is attributable to the syndication of one unconsolidated Sponsored Partnership in 1999. There was no investment services revenue in 1998.

      The increase in interest and other income of $248 thousand, or 35.6%, compared to the year ended December 31, 1998 is attributable to interest earned on higher cash balances and cash equivalents.

      Expenses

      Total expenses increased $5.0 million, or 52.4%, to $14.6 million for the year ended December 31, 1999, as compared to $9.6 million for the year ended December 31, 1998.

      The increase in Selling, general and administrative expenses of $2.6 million, or 102.8%, compared to the year ended December 31, 1998, is attributable to:

      o increased payroll and related expenses of approximately $700 thousand;

      o     increased broker commissions and related costs of $1.4 million;

      o     increased other costs of approximately $400 thousand.

      The increase in other real estate operating expenses of $1.4 million, or 47.0%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expenses in 1998, resulting in approximately $400 in incremental costs;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999, as compared with a partial year in 1999, resulting in approximately $900 thousand in incremental costs;

      o increased costs of approximately $100 thousand on existing properties.

      The increase in depreciation and amortization expenses of $793 thousand or 37.7%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expense in 1998, resulting in $417 thousand in incremental expenses;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999 compared with a partial year in 1998, resulting in $376 thousand in incremental costs;

      The increase in real estate taxes and insurance expenses of $347 thousand or 31.5%, compared to the year ended December 31, 1998, is primarily attributable to:

      o the acquisition of seven commercial properties in 1999, which incurred costs for a partial year in 1999, as compared with no expense in 1998, resulting in $254 thousand in incremental expenses;

      o the acquisition of two properties in 1998, which incurred costs for a full year in 1999 compared with a partial year in 1998, resulting in $251 thousand in incremental costs;

      o     offset by decreased costs of $158 thousand on existing properties.

      The increase in interest expense of $273 thousand, or 1050%, compared to the year ended December 31, 1998, is primarily attributable to the syndication of one unconsolidated Sponsored Partnership in 1999 compared to the syndication of no unconsolidated Sponsored Partnerships in 1998.

      The decrease in merger costs of $505 thousand or 68.6%, compared to the year ended December 31, 1998, is primarily attributable non-recurring valuation fees of $500 thousand incurred in 1998.

      The minority interest for the year ended December 31, 1999 approximated the minority interest for the year ended December 31, 1998.

      Increases in Revenues

      In June 2000, a vacant parcel of land in Peabody, Massachusetts, which was part of the One Technology Drive property, was removed from the lease with Alliant Foodservice, Inc., subdivided and sold for $1,100,000. Alliant Foodservice, Inc. renewed its lease on the remaining land and building for a higher rent than the prior rent on the unsubdivided land and building. The Company owns two other properties where a subdivision and sale of vacant land is possible in the future. One parcel is currently under contract for sale in 2001, but there are many development contingencies contained in the contract, and the sale may not occur. The sale of either of the two remaining parcels, if effected, would likely produce less proceeds than the One Technology Drive property.

      Effective October 15, 2000, Lucent Technologies extended the term of its lease on the Company's property located in Santa Clara, California for five more years. The first year's rent in the amount of $1,571,000 for the new lease is approximately $835,000, or 213%, higher than the previous year's rent.

      Trends and Uncertainties

      The Company's properties in most locations benefited from the strong economy and stock market in 2000. While rent increases in the Houston apartment market slowed in 2000 as the market worked through a large inventory of new product, office rents in high-demand markets, like Boston, Austin and Silicon Valley increased, as evidenced by the lease renewals with Alliant Foodservice in the Boston area and Lucent Technologies in Silicon Valley. The Charlotte and Greenville office markets were less robust with a significant amount of sublease space available.

      Although the Company's real estate portfolio is diversified by location, product type and tenancy, it is likely to be affected by deteriorating general economic conditions in 2001. The Company's tenancy generally does not include dot.com tenants as major tenants in any buildings. One tenant, PSINet, which is engaged in e-commerce, occupies approximately 11% (7,586 square feet) of the Company's Austin, Texas property. However, the Company does have a number of tenants in the telecom and high technology sectors and others whose businesses have slowed or whose stock prices have tumbled. Several tenants have asked to sublet or reduce space. It is likely that some tenants will be unable to pay rent and that some of the buildings will suffer larger vacancies or lower rents in 2001 than in 2000 until the general market conditions change.

      The failure of many dot.com companies has put significant blocks of office space back on the market in some of the Company's market areas. Cutbacks at companies in other industries have led those companies to offer sublease space at below market rents, which has led to a further weakening in rents, larger vacancies and lower prices for competing building space. These factors may affect the Company's ability to retain and attract tenants in 2001 and the future. For example, in the Charlotte, North Carolina market, both The Art Institutes and Primary Physicians Care, which are companies that are growing, have given notice that they will purchase their own buildings to take advantage of the opportunities in the Charlotte market. In Greenville, South Carolina, Day & Zimmermann intends to move to the top floor of a new high-rise building for less rent than they have been paying in the Company's 1980's building. There are no other major tenants with lease expirations in 2001, but there may be other tenants who fail financially or who attempt to break their leases to take advantage of favorable market conditions.

      In the ordinary course of owning and operating real estate, the potential could exist for the Company to dispose of one or more properties in its portfolio. Market conditions in specific geographic locations could present the Company with the opportunity to realize significant capital appreciation in an asset's value. The Company maintains close attention to market conditions in all geographic locations where its properties are located.

      Liquidity and Capital Resources

      Cash and cash equivalents were $13.7 million and $18.5 million at December 31, 2000 and 1999, respectively. This 25.9% decrease of $4.8 million is attributable to $30.7 million used in investing activities partially offset by $14.2 million provided by operating activities and $11.7 million provided by financing activities.

      Investing Activities

      The Partnership's cash used in investing activities of $30.7 million is primarily attributable to:

      o $16.5 million for a loan to a Sponsored REIT which was subsequently repaid in February 2001;

      o     $10.0 million for the purchase of property and equipment; and

      o $5.3 million for the purchase of marketable securities partially offset by proceeds of $1.1 million on the sale of land.

      Operating Activities

      The Partnership's cash provided by operating activities of $14.2 million is primarily attributable to $18.2 million from operations, after addback of $6.5 million from non cash expenses of which $4.2 million relates to depreciation and amortization and $2.3 million relates to equity based compensation.

      The cash provided by operating activities is partially offset by $2.5 million from the decrease in accounts payable and accrued expenses and $1.5 million decrease from a net change in other operating assets and liabilities.

      Financing Activities

      The Partnership's cash provided by financing activities of $11.7 million is attributable to capital contributions of $39.8 million from the sale of partnership units for three of the merged entities and borrowings under the line of credit of $16.5 million;

      The cash provided by financing activities is partially offset by repayments of the line of credit of $23.5 million and cash distributions to partners of $21.0 million.

      Our principal demands for liquidity are cash for operations, distributions to partners, debt repayments and expense associated with indebtedness. As of December 31, 2000 we had $19,280,000 in liabilities and debt obligations. The Company has no permanent, long-term debt.

In the near term, liquidity is generated from funds from ongoing real estate operations and fees and commissions received from the sale of shares in new Sponsored REITs.

      The Company maintains an unsecured line of credit through Citizens Bank. The Company has entered into a Master Promissory Note and Loan Agreement which provides for a revolving line of credit of up to $35 million (increased to $53 million in January 2001). Borrowings under the loan bear interest at either the bank's base rate or a variable LIBOR rate. We use the unsecured line of credit to provide each newly-formed Sponsored Entity with the funds to purchase its property. The Company loans the purchase price of the property, at an interest rate equivalent to the rate which the Company is paying to the bank, and takes back a mortgage. The Company collects a commitment fee from the Sponsored Entity. The loan is paid back in full from the capital contributions of each Sponsored Entity's investors. The Company's loan agreement with the bank includes customary restrictions on property liens and requires compliance with various financial covenants. Financial covenants include maintaining minimum cash balances in operating accounts, tangible net worth of at least $105 million (increased to $140 million in January 2001) and compliance with other various debt and income ratios. The Company was in compliance with all covenants as of December 31, 2000. Borrowings under the loan agreement mature on February 23, 2003.

      The Company had borrowings of $16,500,000 at the bank's base rate of 9.5% as of December 31, 2000. There was a corresponding amount due from related parties at December 31, 2000. As of February 1, 2001, the entire amount of the outstanding loan balance had been repaid in full.

      The Company's real properties generate rental income to cover the ordinary, annual operating expenses of the properties and to fund distributions to partners. As of December 31, 2000, the rental income covered the expenses for each of the Company's real properties. In addition to rental income, the Company maintains cash reserves that may be used to fund extraordinary expenses or major capital expenses. Extraordinary expenses or major capital expenses are funded out of cash reserves set aside for the purpose when the Sponsored Partnerships that the Company has acquired were originally syndicated. The cash reserves as of December 31, 2000 are in excess of the known needs for extraordinary expenses or capital improvements for the real properties within the next few years.

      Although there is no guarantee we will be able to obtain the funds necessary for our future growth, we anticipate generating funds from continuing real estate operations and from fees and commissions from the sale of shares in newly-formed Sponsored Entities. With adequate reserves in place to cover extraordinary expenses or capital improvements, the Company believes that it has adequate funds for future needs.

Risk Factors

      The Company faces risks in executing its business plan.

      The Company has a short operating history. The success of the Company depends significantly on execution of the Company's business plan. Execution of its business plan is subject to several risks including, but not limited to:

      o relative financial health of the real estate market and the possibility of a real estate recession,

      o volatility of both domestic and international capital markets and other macroeconomic factors,

      o propensity and ability of the current investor pool to continue investing in securities similar to those issued by the Sponsored Entities, which may depend in part on such investors' evaluations of the performance of the Company's properties and of properties owned by Sponsored Entities,

      o     ability of the Company to expand the investor pool for Sponsored
            Entities,

      o     reliance on key employees, and

      o ability of the Company to maintain its commission structure and profitability.

      The Company faces risks in owning and operating real property.

      An investment in the Company is subject to the risks incident to the ownership and operation of real estate-related assets. These risks include the fact that real estate investments are generally illiquid, which may impact the Company's ability to vary its portfolio in response to changes in economic and other conditions, as well as the risks normally associated with:

      o     changes in general and local economic conditions;

      o the supply or demand for particular types of properties in particular markets;

      o     changes in market rental rates;

      o     the impact of environmental protection laws; and

      o     changes in tax, real estate and zoning laws.

      The Company competes with national, regional and local real estate operators and developers, which could adversely affect the Company's cash flow.

      Competition exists in every market in which the Company's properties are located. The Company competes with, among others, national, regional and numerous local real estate operators and developers. Such competition may adversely affect the occupancy levels and the rental revenues of the Company's properties, which could adversely affect the Company's cash flow from operations and its ability to make expected distributions to partners. Some of the Company's competitors may have more resources than the Company or other competitive advantages. Competition may be accelerated by any increase in availability of funds for investment in real estate. For example, decreases in interest rates tend to increase the availability of funds and therefore can increase competition. The extent to which the Company is affected by competition will depend in significant part on local market conditions.

      There is limited potential for occupancy gains in the Company's properties.

      The properties owned by the Company had a high rate of occupancy as of December 31, 2000. The General Partner anticipates that future increases in revenue from the Company's properties will be primarily the result of rental rate increases. To the extent that the existing properties continue to operate profitably, this will likely stimulate further development and result in greater competition between the newly developed and existing properties.

      The Company is subject to possible liability relating to environmental matters, and the Company cannot assure you that it has identified all possible liabilities.

      Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The presence of hazardous substances on a property may adversely affect the owner's ability to sell such property or to borrow using such property as collateral, and it may cause the owner of the property to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in the owner incurring substantial liabilities as a result of a claim by a private party for personal injury or a claim by an adjacent property owner for property damage. The Company cannot assure you that any environmental assessments it has undertaken have revealed all potential environmental liabilities, that any prior owner or operator of the properties did not create any material environmental condition not known to the Company, or that an environmental condition does not otherwise exist as to any one or more of the properties that could have a material adverse effect on the Company's financial condition or results of operations. In addition, the Company cannot assure you that:

      o future laws, ordinances or regulations will not impose any material environmental liability,

      o the current environmental conditions of the Company's properties will not be affected by the condition of properties in the vicinity of such properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Company, or

      o tenants will not violate their leases by introducing hazardous or toxic substances into the Company's properties that could expose the Company to liability under federal or state environmental laws.

      The Company is subject to compliance with the Americans with Disabilities Act and fire and safety regulations which could require the Company to make significant capital expenditures.

      All of the Company's properties are required to comply with the Americans With Disabilities Act, and the regulations, rules and orders that may be issued thereunder (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers and noncompliance could result in the imposition of fines by the U.S. government, or an award of damages to private litigants. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. Compliance with such requirements may require the Company to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to partners.

      The Company may become subject to loss in profit or in its capital investment in the event of the occurrence of an uninsured event.

      The Company or its tenants carry comprehensive liability, fire and extended coverage with respect to each of the properties owned by the Company, with policy specification and insured limits customarily carried for similar properties. There are, however, certain types of losses, such as from wars, pollution or earthquakes, that may be either uninsurable or not economically insurable (although the properties located in California all have earthquake insurance). Should an uninsured material loss occur, the Company could lose both its capital invested in the property and anticipated profits.

      There is no public trading market for our securities.

      There is no public trading market for limited partnership interests in the Company. The Company cannot assure you that any market will develop or that there will be any liquidity in a market for Units in the Company.

Quantitative and Qualitative Disclosures About Market Risks

      The Company was not a party to derivative commodity investments at or during the year ended December 31, 2000. The Company's only other financial instruments (as defined by Financial Accounting Standards Board Statement No.
107) are its cash and cash equivalents for which cost approximates market value.

Item 3. Properties.

      Set forth below is information regarding our properties:

                                                                     Approx.                    Approx.
                              Purchase       Date of     Number      Square     Occupancy      Number of
Property Location               Price       Purchase    of Units      Feet       12/31/00       Tenants      Major Tenant(s)
------------------------------------------------------------------------------------------------------------------------------
APARTMENTS
------------------------------------------------------------------------------------------------------------------------------
3919 Essex Lane                $10,100,000   6/30/93      135          118,800     over 95%       135            None - Apts.
Houston, TX

3231 Allen Parkway             $10,700,000   8/11/94      159          129,000     over 95%       159            None - Apts.
Houston, TX

4041 Weslayan & Law             $4,200,000   4/29/97       84           70,500     over 95%        84            None - Apts.
Houston, TX

7250 Perkins Road              $18,000,000  10/16/98      264          223,800     over 95%       264            None - Apts.
Baton Rouge, LA

------------------------------------------------------------------------------------------------------------------------------
Total Apartments               $43,000,000                642          542,100
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
OFFICE
------------------------------------------------------------------------------------------------------------------------------

451 Andover Street              $8,000,000   6/1/96                     92,000     over 95%        40               Pentucket
North Andover, MA                                                                                                     Medical

1515 Mockingbird Lane           $6,850,000   7/1/97                    110,600     over 95%        80                 The Art
Charlotte, NC                                                                                                     Institutes,
                                                                                                                      Primary
                                                                                                              Physicians Care

33 & 37 Villa Road             $10,550,000   3/1/98                    143,800     over 90%        40        Day & Zimmermann
Greenville, SC

4995 Patrick Henry Dr.          $6,800,000   12/1/97                    40,300         100%       one                  Lucent
Santa Clara, CA                                                                                                  Technologies

678-686 Hillview Drive          $4,862,500   3/9/99                     36,300         100%       one                 Headway
Milpitas, CA                                                                                                     Technologies

5751-5771 Copley Drive         $15,400,000   3/12/99                   101,700         100%      three           XO, Tiernan,
San Diego, CA                                                                                                        Nextel &
                                                                                                                   Allegiance

81 Blue Ravine                  $5,700,000   9/27/99                    47,000         100%       one         Cardinal Health
Folsom, CA

18000 W. Nine Mile Rd.         $14,950,000   9/30/99                   212,500     over 90%       four                    IBM
Southfield, Michigan

11211 Taylor Draper Lane       $10,000,000  12/29/99                    68,600         100%       six                Columbia
Austin, Texas                                                                                                  Universal Life
                                                                                                                Insurance Co.

7130-7150 Columbia             $19,850,000  12/20/99                   188,800         100%      eight               Columbia
Gateway Dr.                                                                                                          National
Columbia, MD

10 Lyberty Way                  $9,100,000   5/23/00                   104,700         100%       one                  Lucent
Westford, MA                                                                                                     Technologies

------------------------------------------------------------------------------------------------------------------------------
Total Office                  $112,062,500                           1,146,300
------------------------------------------------------------------------------------------------------------------------------

                                                                     Approx.                    Approx.
                              Purchase       Date of     Number      Square     Occupancy      Number of
Property Location               Price       Purchase    of Units      Feet       12/31/00       Tenants      Major Tenant(s)
------------------------------------------------------------------------------------------------------------------------------
Industrial
------------------------------------------------------------------------------------------------------------------------------

One Technology Dr.              $9,175,000   12/1/95                   188,000         100%       one                 Alliant
Peabody, MA                                                                                                       Foodservice

8730 Bollman Place              $5,600,000  12/14/99                    99,000         100%       one                 Alliant
Savage (Jessup), MD                                                                                               Foodservice

------------------------------------------------------------------------------------------------------------------------------
TOTAL INDUSTRIAL               $14,775,000                             287,000
------------------------------------------------------------------------------------------------------------------------------

GRAND TOTAL                   $169,837,500                642        1,975,400

------------------------------------------------------------------------------------------------------------------------------

      The Company has no material undeveloped or unimproved properties. In the opinion of the general partner of the Company, the Company's properties are adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      Principal Equity Owners

      The general partner of the Company is FSP General Partner LLC, a Massachusetts limited liability company (the "General Partner"). The following table sets forth information regarding the beneficial ownership of our limited partnership interests as of January 1, 2001 of: (1) each person known by us to own beneficially five percent or more of our outstanding limited partnership interests; (2) each of our directors and executive officers; and (3) all of our directors and executive officers as a group. The Company is managed by the General Partner, whose managing member is George J. Carter. Accordingly, the General Partner and Mr. Carter are treated as directors of the Company, and the executive officers of the General Partner are treated as executive officers of the Company. Mr. Carter holds the 1% interest in FSP Investments and FSP Property Management not held by the Company. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to our knowledge, sole voting and investment power with respect to the Units beneficially owned, subject to community property laws where applicable.

Units of Limited Partnership
Interest Beneficially Owned
or Into Which Securities are
Convertible(1)

Name of Holder                                     Number           Percent
---------------------------------------------------------------------------
George J. Carter(2)                                383,719            1.63%

Richard R. Norris(2)(3)                             27,112            *

R. Scott MacPhee(2)                                 18,036            *

William W. Gribbell(2)                               9,068            *

Barbara J. Corinha(2)                                5,000            *

Janet P. Notopoulos(2)                               5,000            *
                                                   -------            ----
All Executive Officers as a Group
     (consisting of 6 persons)(2)                  447,935            1.91%
                                                   =======            ====

   * Less than one percent.

(1) There are no securities convertible into Units of limited partnership interest.
(2) FSP General Partners LLC owns 948,449.2 units of general partnership interest in the Company, which equals a 3.88% interest in the cash distributions, profits and losses of the Company. Mr. Carter, who may be deemed to be a director of the Company, is the managing member of the General Partner and each of the other executive officers of the Company is a member of the General Partner.
(3) Includes 13,556 Units owned by the Richard R. Norris Living Trust, and 13,556 Units owned by the Karen C. Norris Living Trust which Mr. Norris may be deemed to beneficially own. Excludes 5,664 Units owned by Gretchen
      D. Norris as to which Mr. Norris has power of attorney but as to which Mr. Norris disclaims beneficial ownership.

Item 5. Directors and Executive Officers.

      Directors and Officers

      The Company has no individual directors or executive officers. The general partner of the Company is FSP General Partner LLC (the "General Partner"). Information regarding the executive officers of the General Partner is set forth below:

      George J. Carter, age 52, is President of the General Partner and is responsible for all aspects of the business of the Company and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. From 1992 through 1996 he was President of Boston Financial Securities, Inc. ("Boston Financial"). Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.

      Barbara J. Corinha, age 44, is the Vice President, Chief Operating Officer, Treasurer and Secretary of the General Partner. In addition, Ms. Corinha has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of the Company and its affiliates. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial. Prior to joining Boston Financial, Ms. Corinha served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Corinha worked at First Winthrop Corporation in administrative and management capacities; including Office Manager, Securities Operations and Partnership Administration. Ms. Corinha attended Northeastern University and the New York Institute of Finance. Ms. Corinha is a NASD General Securities Principal (Series
24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.

      R. Scott MacPhee, age 43, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1985 to 1993 Mr. MacPhee worked at Winthrop Financial Associates. Mr. MacPhee attended American International College. Mr. MacPhee holds a NASD Series 7 general securities license and is a registered investment adviser.

      Richard R. Norris, age 57, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1983 to 1993 Mr. Norris worked at Winthrop Financial Associates. Prior to that, he worked at Arthur Young & Company (subsequently named Ernst & Young through a merger). Mr. Norris is a graduate of Bowdoin College (B.A.) and Northeastern University (M.S.). Mr. Norris holds a NASD Series 7 general securities license and is a registered investment adviser.

      William W. Gribbell, age 41, is an Executive Vice President of the General Partner and has as his primary responsibility the direct equity placement of the Sponsored Entities. From 1993 through 1996 he was an executive officer of Boston Financial. From 1989 to 1993 Mr. Gribbell worked at Winthrop Financial Associates. Mr. Gribbell is a graduate of Boston University (B.A.). Mr. Gribbell holds a NASD Series 7 general securities license and is a registered investment adviser.

      Janet Prier Notopoulos, age 53, is a Vice President of the General Partner, President of FSP Property Management LLC and has as her primary responsibility the oversight of the management of the real estate assets of the Company and its affiliates. Prior to joining Franklin

Street Partners in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

Item 6. Executive Compensation.

      The General Partner of the Company is entitled to receive 3.88% of all cash distributions of the Company.

      The following table sets forth the cash and non-cash compensation for each of the last three fiscal years, awarded or accrued, to the Company's Chief Executive Officer and the other four most highly compensated executive officers.

                                               Annual                                                  Other
Name and                                       Salary         Bonus          Commission         Compensation (1)(2)
Principal Position                              ($)            ($)              ($)                     ($)
----------------------------                 ----------------------------------------------------------------------
George J. Carter                   2000       120,000        40,746                                1,703,770(3)
President and CEO                  1999       120,000        80,000                                    6,000
                                   1998       120,000        30,000

Richard R. Norris                  2000                       5,453          1,545,750               233,190(4)
Executive VP                       1999                                        849,330                 6,000
                                   1998                                        643,240

R. Scott MacPhee                   2000                       4,329            981,338               186,360(5)
Executive VP                       1999                                        849,533                 6,000
                                   1998                                        643,240

William W. Gribbell                2000                       2,176            701,358                96,680(6)
Executive VP                       1999                                        404,822                 6,000
                                   1998                                        342,287

Barbara J. Corinha                 2000        60,000       161,200                                   56,000(7)
Chief Operating Officer            1999        50,000       125,000                                    6,000
                                   1998        45,000       105,000

(1)   Unless otherwise indicated, Company contributions to Simple IRA plan.
(2) All executive officers were issued Units, valued at $10 per share, in April 2000 as part of their annual compensation. These Units do not have any restrictions and are eligible to receive distributions.
(3) Includes $1,697,770 in Units and a $6,000 Company Contribution to a Simple IRA.
(4)   Includes $227,190 in Units and a $6,000 Company Contribution to a Simple
      IRA.
(5)   Includes $180,360 in Units and a $6,000 Company Contribution to a Simple
      IRA.
(6)   Includes $90,680 in Units and a $6,000 Company Contribution to a Simple
      IRA.
(7)   Includes $50,000 in Units and a $6,000 Company Contribution to a Simple
      IRA.

Item 7. Certain Relationships and Related Transactions.

      Messrs. Carter, MacPhee, Norris and Gribbell and Mses. Corinha and Notopoulos, each of whom is an executive officer of the Company, are executive officers and, except for Ms. Notopoulos, directors of each of the Sponsored REITs. Messrs. Carter, MacPhee, Norris and Gribbell serve as executive officers of the general partner of the Sponsored Partnerships. None of such persons received any remuneration from the Sponsored Entities for such service. In the years ended December 31, 2000, December 31, 1999 and December 31, 1998, the Company received payments from such Sponsored Entities in the form of fees, brokerage commissions or interest in the aggregate amount of $14,454,000, $8,863,000 and $2,897,000 respectively.

      The Company was organized in January 1997 by Messrs. Carter, MacPhee, Norris and Gribbell. In connection with the initial equity funding of the Company, they received general partnership interests in the Company that were entitled in the aggregate to 50% of the Company's cash distributions, profits and losses. Such interest is currently held through their membership interests in the General Partner and aggregates less than 4%.

Item 8. Legal Proceedings.

      There are no material legal proceedings to which the Company is a party. The Company from time to time may be involved in suits relating to the real properties it owns for liability for slips and falls, damage to automobiles in parking garages, minor theft or similar matters. Most of these suits are covered by insurance. In addition, in the ordinary course of business, the Company may become involved in litigation to collect rents or other income due to it from tenants.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      There is no established public trading market for the Company's Units of limited partnership interest.

      As of December 31, 2000, there were 743 holders of record of Units limited partnership interest in the Company. This computation is based upon the number of record holders reflected in our corporate records.

      Set forth below are the distributions per Unit that the Company has made in respect of each quarter in the last two fiscal years.

                      Quarter Ended               Amount Per Unit
                          3/31/99                      $0.20
                          6/30/99                      $0.21
                          9/30/99                      $0.22
                         12/31/99                      $0.23
                          3/31/00                      $0.24
                          6/30/00                      $0.25
                          9/30/00                      $0.26
                         12/31/00                      $0.27

Item 10. Recent Sales of Unregistered Securities.

      On April 1, 2000, the Company issued 230,000 Units of limited partnership interest as compensation to its executive officers pursuant to an exemption from registration under Section 4(2) of the Securities Act. Effective October 1, 2000, the Company acquired six Sponsored Entities through merger. In connection with these mergers, the Company issued 7,204,716 Units of limited partnership interest to the limited partners of those Sponsored Entities. Effective January 1, 2000, the Company acquired three Sponsored Entities though merger. In connection with these mergers, the Company issued 4,999,972 Units of limited partnership interest to the limited partners of those Sponsored Entities. Effective January 1, 1999, the Company acquired eight Sponsored Entities through mergers. In connection with these mergers, the Company issued 11,999,907 Units of limited partnership interest to the limited partners of those Sponsored Entities. The Company issued the Units in each of these mergers pursuant to exemptions from registration under Rule 506 of Regulation D and Section 4(2) of the Securities Act. The Company believes that, except for 20 limited partners, all of the limited partners who received Units in these mergers were accredited investors within the meaning of Regulation D. The Company bases its belief on information furnished in investor questionnaires, and representations made, by such limited partners.

Item 11. Description of Registrant's Securities to be Registered.

      Distributions of cash from the Company, if any, will be made within 90 days following the end of each fiscal quarter on the basis of the number of Units in the Company held by each partner. As of December 31, 2000, the holders of Units of limited partnership interest in the Company were entitled in the aggregate to receive 96.12% of cash distributions. The net proceeds available for distribution upon liquidation of the Company will be distributed, after adjusting the partners' capital accounts to reflect any gain or loss in connection with the event, to and among the partners having positive balances in their respective capital accounts, in the proportions that such positive capital accounts bear to each other.

      Net profits and losses will generally be allocated on the basis of the number of Units owned by each partner. Net profits and losses from sale or liquidation of all or any portion of the Company's property or upon liquidation of the Company will be allocated in accordance with Sections 2.04(b) and 2.04(c) of the Company's Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000, as amended (the "Partnership Agreement"). The Partnership Agreement also contains a number of special allocation provisions, including provisions relating to any indebtedness the Company may incur.

      The General Partner has the exclusive right to manage the business of the Company. The holders of Units of limited partnership interest have no right to take part in management, do not have any voice in the operations of the Company and have no right to remove the General Partner or approve the admission of a new General Partner. Each holder of Units of limited partnership interest:

      o shares in accordance with the Partnership Agreement in all charges, credits and distributions;

      o has access to books and records at all reasonable times and on reasonable notice at the office of the Company;

      o has a right to receive from the General Partner income tax information; and

      o has the right to vote on certain proposed amendments to the Partnership Agreement.

      The General Partner and a majority in interest of the holders of Units of limited partnership interest may, subject to the various limitations set forth in Sections 4.11 and 8.04 of the Partnership Agreement, at any time amend the Partnership Agreement. The General Partner may also send notice in writing of any proposed amendment to the holders of Units of limited partnership interest not less than 30 days prior to the proposed effective date of such amendment. If the holders of Units of limited partnership interest then owning 20% or more of all of the Units of limited partnership interest give notice in writing to the General Partner prior to such proposed effective date stating that they object to such proposed amendment, then such proposed amendment may not be adopted without the vote or written consent of the holders of a majority of the Units of limited partnership interest. If such notice is not given by the requisite percentage, such proposed amendment will become effective without any further act on the part of the holders of Units of limited partnership interest.

      The General Partner, without the consent or approval of the holders of Units of limited partnership interest, may make certain amendments to the Partnership Agreement or to add to its duties or surrender any of its rights or powers, or to cure ambiguities or inconsistencies in the Partnership Agreement.

      In addition, the General Partner, without the consent or approval of the holders of Limited Partnership interest, may amend appropriate provisions of the Partnership Agreement if the Company is advised at any time by its legal counsel that the allocations of profits and loses provided in the Partnership Agreement are unlikely to be respected for federal income tax purposes, either because of the promulgation and adoption of regulations under Section 704 of the Internal Revenue Code or other developments in applicable law. In making any such amendment, the General Partner is required to use its best efforts to effect as little change in the economic tax arrangement among the partners as it shall determine in its sole discretion to be necessary to provide for allocations of profits and losses which it believes will be respected for federal income tax purposes.

      Finally, the General Partner may, without the consent or approval of the holders of Units of limited partnership interest, amend the Partnership Agreement from time to time, including amending and restating it, in any manner as the General Partner, in its sole discretion, deems necessary or appropriate in connection with establishing, or taking steps to establish, a public market for the Units of limited partnership interest in the Company; provided, however, that no such amendment may:

      o increase the amount of capital contributions required to be made by any holder of Units of limited partnership interest;

      o increase the liability for any holder of Units of limited partnership interest; or

      o affect the method of allocation of cash distributions among holders of Units of limited partnership interest.

      Until such time as the Units of limited partnership interest are listed for trading on a national stock exchange, transferability of the Units is limited and is subject to the written approval of the General Partner, the granting or denying of which is in the General Partner's absolute discretion. In addition, no transfer or assignment of a Unit of limited partnership interest may be made if counsel for the Company shall be of the opinion that such transfer or assignment may not be effected without registration under the Securities Act or would result in a violation of applicable state securities laws. Any assignment must be executed by the assignor and assignee on a form satisfactory to the General Partner and its terms must not contravene those set forth in the Partnership Agreement. The assignee of any Unit of limited partnership interest has certain rights of ownership but may become a substitute limited partner only upon meeting certain conditions, including the execution of an agreement to be bound by the Partnership Agreement and a power of attorney authorizing the General Partner to act in his or her behalf in connection with certain affairs of the Company.

      The Partnership Agreement provides that on an annual basis the Company will use its best efforts to repurchase any Units of limited partnership interest in the Company from holders desiring to sell them. Any holder of Units of limited partnership interest wishing to take advantage of this opportunity must so request no later than July 1 of any year for a purchase which would be effective the following January 1. The purchase price paid by the Company will be 90% of the fair market value of the Units purchased, as determined by the General Partner.

Item 12. Indemnification of Directors and Officers

      Under Massachusetts partnership law, the General Partner of the Company will be accountable to the Company as a fiduciary and must exercise good faith and integrity in handling the Company's affairs. The Company's Partnership Agreement provides that the General Partner will not be liable to the Company or any of its limited partners for any act or omission performed in good faith in a manner reasonably believed by it to be within the scope of authority granted to it by the Partnership Agreement and in the best interests of the Company, provided that the General Partner shall not have been guilty of gross negligence or willful misconduct with respect to such act or omission. As a result, limited partners might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in the Partnership Agreement.

      The Partnership Agreement also provides that the General Partner and its affiliates performing services on behalf of the Company are indemnified to the fullest extent permitted by law from losses, costs and expenses (including attorneys' fees) incurred by them by reason of being a General Partner or having served at the request of the Company as a director, officer or trustee of another entity. Any claim for indemnification under the Partnership Agreement will be satisfied only out of the assets of the Company and no limited partner will have any personal liability to satisfy an indemnification claim made against the Company.

      Notwithstanding the foregoing, the above-mentioned persons will not be indemnified by the Company from loss incurred by such person in connection with matters as to which such person shall have been finally adjudicated in any action, suit or proceeding not to have acted in good faith in the reasonable belief that his, her or its action was in or not inconsistent with the best interests of the Company.

      The Company may also advance funds to a person indemnified under the Partnership Agreement for legal expenses and other costs incurred as a result of legal action brought against such person if such person undertakes to repay the advanced funds to the Company if it is subsequently determined that such person is not entitled to indemnification pursuant to the terms of the Partnership Agreement. The General Partner may cause the Company to purchase and maintain, at the Company's expense, insurance on behalf of the General Partner or its agents which will insure them against any liability asserted against all or any of them in any such capacity or arising out of their status as such.

Item 13. Financial Statements and Supplementary Data.

      See attached financial statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15. Financial Statements and Exhibits

      (a)   Financial Statements

      See Index to Financial Statements and Schedules on page F-1.

      (b)   Exhibits

            3.1   Certificate of Limited Partnership

            3.2   Amendment to Certificate of Limited Partnership

            4.1 Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            4.2 First Amendment, dated as of January 1, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            4.3 Second Amendment, dated as of June 26, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

            21    Subsidiaries of the Registrant

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FRANKLIN STREET PARTNERS LIMITED
                                            PARTNERSHIP


                                            By: FSP General Partner LLC,
                                                its General Partner


                                             By: /s/ George J. Carter
                                                ----------------------
                                                 Member and President

                   Index to Financial Statements and Schedules


Franklin Street Partners and Subsidiaries

Reports of independent certified public accountants                    F-2 - F-9

Consolidated financial statements:

    Balance sheets as of December 31, 2000 and 1999                  F-10 - F-11

    Statements of operations for the years ended
      December 31, 2000, 1999 and 1998                                      F-12

    Statements of partners' capital for the years ended
      December 31, 2000, 1999 and 1998                                      F-13

    Statements of cash flows for the years ended
      December 31, 2000, 1999 and 1998                                      F-14

    Notes to consolidated financial statements                       F-15 - F-38

               Report of Independent Certified Public Accountants

To the Partners of
Franklin Street Partners Limited Partnership
Wakefield, Massachusetts

We have audited the accompanying consolidated balance sheets of Franklin Street Partners Limited Partnership and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain real estate partnerships, which statements reflect total assets of $85,859,000 as of December 31, 1999 and total revenues of $4,794,000 and $490,000 for the years ended December 31, 1999 and 1998, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such real estate partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors for 1999 and 1998 provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors for 1999 and 1998, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Street Partners Limited Partnership and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                                BDO Seidman, LLP

Boston, Massachusetts
February 27, 2001, except Note 6
which is as of April 9, 2001

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Austin N.W. Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts


      We have audited the accompanying balance sheet of FSP Austin N.W. Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period October 13, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Austin N.W. Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period October 13, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.


Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Blue Ravine Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts


      We have audited the accompanying balance sheet of FSP Blue Ravine Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period August 13, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Blue Ravine Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period August 13, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.


Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Bollman Place Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts


      We have audited the accompanying balance sheet of FSP Bollman Place Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the period September 28, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Bollman Place Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period September 28, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.


Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Hillview Center Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts


      We have audited the accompanying balance sheet of FSP Hillview Center Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Hillview Center Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations and cash flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles.


Roy & Stevens, P.C.

Boston, Massachusetts
February 15, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Telecom Business Center Limited Partnership
(a Massachusetts Limited Partnership)
Wakefield, Massachusetts


      We have audited the accompanying balance sheet of FSP Telecom Business Center Limited Partnership (A Massachusetts Limited Partnership), as of December 31, 1999, and the related statements of operations, changes in partners' equity and cash flow for the period February 1, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Telecom Business Limited Partnership (a Massachusetts Limited Partnership) as of December 31, 1999, and the results of its operations, and its cash flows for the period February 1, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.


Roy & Stevens, P.C.

Boston, Massachusetts
January 28, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Silverside Plantation Limited Partnership


We have audited the accompanying balance sheet of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1999 and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1999 and the results of its operations, changes in partners' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.


Habif, Arogeti & Wynne, LLP


Atlanta, Georgia

January 24, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Partners
FSP Silverside Plantation Limited Partnership


We have audited the accompanying balance sheet of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1998 and the related statements of income, changes in partners' equity, and cash flows for the period October 16, 1998 [Date of Inception] to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP SILVERSIDE PLANTATION LIMITED PARTNERSHIP as of December 31, 1998 and the results of its operations, changes in partners' equity, and cash flows for the period October 16, 1998 [Date of Inception] to December 31, 1998 in conformity with generally accepted accounting principles.


Habif, Arogeti & Wynne, LLP


Atlanta, Georgia

January 15, 1999

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                                     Consolidated Balance Sheets
                                                                        (Note 4)

December 31,                                                    2000        1999
================================================================================
                                                               (in thousands)

Assets

Real estate investments, at cost (Note 5):
   Land                                                     $ 35,524    $ 34,392
   Buildings and improvements                                136,276     128,616
   Fixtures and equipment                                        995         896
--------------------------------------------------------------------------------

                                                             172,795     163,904

   Less accumulated depreciation                              12,164       8,192
--------------------------------------------------------------------------------

     Real estate investments, net                            160,631     155,712

Cash and cash equivalents                                     13,718      18,519
Restricted cash                                                  499         489
Marketable securities                                          5,322          --
Due from related parties (Note 6)                             16,734          --
Tenant rent receivables                                        1,238         573
Prepaid expenses                                                 535         393
Office computers and furniture, net of accumulated
  depreciation of $142,000 and $72,000                           303         239
Deposits and other assets                                        503         274
--------------------------------------------------------------------------------
     Total assets                                           $199,483    $176,199
================================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                                     Consolidated Balance Sheets
                                                                        (Note 4)

December 31,                                                  2000         1999
================================================================================
                                                               (in thousands)

Liabilities and Partners' Capital

Liabilities:
   Bank note payable (Note 7)                             $ 16,500     $ 23,522
   Accounts payable and accrued expenses                     2,281        4,810
   Tenant security deposits                                    499          489
--------------------------------------------------------------------------------

     Total liabilities                                      19,280       28,821
--------------------------------------------------------------------------------

Minority interests in consolidated subsidiaries                 63           52
--------------------------------------------------------------------------------

Commitments and contingencies (Notes 6, 7, 8 and 10)

Partners' capital (deficit) (Notes 8 and 9)
   Limited partners                                        182,462      149,172
   General partner                                          (2,322)      (1,846)
--------------------------------------------------------------------------------

     Total partners' capital                               180,140      147,326
--------------------------------------------------------------------------------

     Total liabilities and partners' capital              $199,483     $176,199
================================================================================

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                           Consolidated Statements of Operations
                                                                 (Notes 3 and 4)

Years ended December 31,                                               2000                  1999                 1998
======================================================================================================================
                                                                   (in thousands, except per partnership unit amounts)

Revenues (Note 6):
   Rental income                                                   $ 25,434              $ 16,315             $ 10,859
   Investment services income                                         7,574                   789                   --
   Interest and other income                                          1,785                   944                  696
----------------------------------------------------------------------------------------------------------------------

     Total revenues                                                  34,793                18,048               11,555
----------------------------------------------------------------------------------------------------------------------

Expenses (Note 6):
   Selling, general and administrative (Notes 8 and 10)               8,795                 5,223                2,575
   Other real estate operating expenses                               6,489                 4,429                3,012
   Depreciation and amortization (Note 5)                             4,194                 2,897                2,104
   Real estate taxes and insurance                                    2,473                 1,448                1,101
   Interest expense                                                     860                   299                   26
   Merger costs (Note 4)                                                222                   231                  736
   Minority interests                                                    54                    66                   24
----------------------------------------------------------------------------------------------------------------------

     Total expenses                                                  23,087                14,593                9,578
----------------------------------------------------------------------------------------------------------------------

Net income                                                         $ 11,706              $  3,455             $  1,977
======================================================================================================================

Basic and diluted net income per partnership unit                  $    .48              $    .14             $    .08
======================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                    Consolidated Statements of Partners' Capital
                                                                        (Note 4)

                                                                                                                  Total Partners'
                                                                Limited Partners        General Partner               Capital
                                                               -----------------        ---------------           ---------------
For the years ended December 31, 2000, 1999 and 1998           Units      Amount        Units    Amount           Units     Amount
===================================================================================================================================
(in thousands, except units)
Balance, December 31, 1997                               23,256,096     $  64,376     948,499    $   103     24,204,595   $  64,479
   Capital contributions                                         --        34,752          --         --             --      34,752
   Net income                                                    --         1,716          --        261             --       1,977
   Cash distributions to partners                                --        (6,603)         --       (749)            --      (7,352)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                               23,256,096        94,241     948,499       (385)    24,204,595      93,856
   Capital contributions                                         --        63,316          --         --             --      63,316
   Net income                                                    --         3,320          --        135             --       3,455
   Cash distributions to partners                                --       (11,705)         --     (1,596)            --     (13,301)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                               23,256,096       149,172     948,499     (1,846)    24,204,595     147,326
   Capital contributions                                         --        39,829          --         --             --      39,829
   Issuance of limited partnership units for
     compensation (Note 8)                                  230,000         2,300          --         --        230,000       2,300
   Net income                                                    --        11,252          --        454             --      11,706
   Cash distributions to partners                                --       (20,091)         --       (930)            --     (21,021)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                               23,486,096     $ 182,462     948,499    $(2,322)    24,434,595   $ 180,140
===================================================================================================================================

----------
Partnership units issued in connection with the merger transactions in 1999 and 2000 are treated as outstanding for all periods presented (see Note 4).

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                           Consolidated Statements of Cash Flows

Years ended December 31,                                               2000                  1999                 1998
======================================================================================================================
                                                                                       (in thousands)
Cash flows from operating activities:
   Net income                                                     $  11,706             $   3,455             $  1,977
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                    4,194                 2,897                2,104
     Partnership units issued for compensation                        2,300                    --                   --
     Gain on sale of land                                              (149)                   --                   --
     Minority interests                                                  54                    66                   24
     Changes in operating assets and liabilities:
       Restricted cash                                                  (10)                 (406)                 104
       Prepaid expenses                                                (142)                 (335)                 146
       Tenant rent receivables                                         (665)                 (389)                (101)
       Due from related parties                                        (234)                   --                   --
       Deposits and other assets                                       (381)                  306                  110
       Accounts payable and accrued expenses                         (2,529)                3,635                 (401)
       Tenant security deposits                                          10                   406                 (104)
----------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                   14,154                 9,635                3,859
----------------------------------------------------------------------------------------------------------------------

Cash flow from investing activities:
   Loan to related party                                            (16,500)                   --                   --
   Purchase of property and equipment                                (9,952)              (77,255)             (28,980)
   Proceeds received on sale of land                                  1,076                    --                   --
   Purchase of marketable securities                                 (5,322)                   --                   --
----------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities                     (30,698)              (77,255)             (28,980)
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Cash distributions to partners                                   (21,021)              (13,301)              (7,352)
   Cash distributions to minority interest holders                      (43)                  (50)                  (4)
   Borrowings under line of credit                                   16,500                23,522                   --
   Repayments of line of credit                                     (23,522)                   --                   --
   Capital contributions                                             39,829                63,316               34,752
----------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                   11,743                73,487               27,396
----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                 (4,801)                5,867                2,275

Cash and cash equivalents, beginning of year                         18,519                12,652               10,377
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                            $  13,718             $  18,519             $ 12,652
======================================================================================================================

Supplemental disclosure of cash flow information:
   Cash paid for:
     Interest                                                     $     860             $     299             $     26
     Income taxes                                                 $      --             $      --             $     --

                    See accompanying notes to consolidated financial statements.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

1.    Organization

      Franklin Street Partners Limited Partnership (the "Partnership") was formed as a Massachusetts limited partnership on February 4, 1997. The Partnership owns a 99% interest in FSP Investments LLC ("FSP Investments") and a 99% interest in FSP Property Management LLC ("FSP Property Management"). The Partnership also has a nominal interest in five corporations organized to operate as Real Estate Investment Trusts ("REITs"), which are accounted for on the equity method.

      The Partnership operates in two business segments: rental operations and investment services. FSP Investments provides real estate investment and broker/dealer services. FSP Investment's services include: (i) the organization of REIT entities in 2000 (the "Sponsored REITs") and limited partnerships prior to 2000, (the "Sponsored Partnerships"), which are syndicated through private placements; (ii) the acquisition of real estate on behalf of the sponsored entities; and (iii) the sale of preferred stock in REITs or limited partnership interests in the Sponsored Partnerships. FSP Property Management provides property management services for the sponsored entities.

      During 1999 and 2000, a total of seventeen Sponsored Partnerships were merged into the Partnership (see Note 4). The Partnership previously owned a 5% general partner interest in each of the Sponsored Partnerships. The mergers were tax-free reorganizations accounted for similar to a pooling of interest, whereby the assets and liabilities of the Sponsored Partnerships were recorded at their historic book values and transaction costs were charged to expenses. The Partnership's 1998 and 1999 consolidated financial statements have been restated to include the combined balance sheets and operations of the Partnership and the seventeen merged Sponsored Partnerships.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies

      Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Partnership, majority-owned subsidiaries and the seventeen merged Sponsored Partnerships (see Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

      Business Segments

      The Partnership follows Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related Information," which established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders (see Note 3).

      Minority Interests

      Minority interests represents the 1% interest in FSP Investments and FSP Property Management, which is held by an officer and member of the general partner of the Partnership. Minority interests cash distributions paid were approximately $43,000, $50,000 and $4,000 for the years ended December 31, 2000, 1999 and 1998, respectively, and are reflected as a reduction to the Partnership's minority interests liability.

      Estimates and Assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications

      Certain balances in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Investment In REITs

      Investments in REITs are accounted for using the equity method. Under the equity method of accounting, the Partnership's cost is subsequently adjusted by their share of the Sponsored REITs' earnings and cash distributions. Equity in the losses of Sponsored REITs' are not recognized to the extent that the investment balance would become negative. Cash distributions are recognized as income after the investment balance is reduced to zero. There were no cash distributions received from the REITs for the year ended December 31, 2000.

      Real Estate Investments and Depreciation

      Real estate investments are carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the acquisition and improvement of real estate are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

      Category                                                             Years
      ==========================================================================
      Buildings:
          Residential                                                         27
          Commercial                                                          39
      Building and improvements                                         15 to 39
      Fixtures and equipment                                              5 to 7

      The Partnership evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows are less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the assets current carrying value and its value based on discounting its estimated future cash flows. At December 31, 2000, 1999 and 1998, no such indicators of impairment were identified.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Cash and Cash Equivalents

      The Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consists of the following (in thousands):

      December 31,                                                2000      1999
      ==========================================================================
      Capital reserve funds held in money
        market and cash equivalent accounts                    $ 3,464   $ 8,024
      Money market accounts                                      3,826        --
      Operating accounts                                         6,428    10,495
      --------------------------------------------------------------------------
                                                               $13,718   $18,519
      ==========================================================================

      Restricted Cash

      Restricted cash consists of tenant security deposits. Tenant security deposits are refunded when tenants vacate provided that the tenant has not damaged the property.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Marketable Securities

      The Partnership accounts for investments in debt and equity securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Partnership classifies its debt and equity securities as available-for-sale securities.

      Investments in marketable securities mature as follows (in thousands):

                                                            After
                                                           1 Year
                                              Within       Through
      December 31, 2001                       1 Year       3 Years         Total
      ==========================================================================
      Government-backed debt
        securities                            $3,957        $   --        $3,957
      Corporate bonds                            968           397         1,365
      --------------------------------------------------------------------------
                                              $4,925        $  397        $5,322
      ==========================================================================

      The above securities are stated at cost, which approximates their fair value at December 31, 2000.

      Financial Instruments

      The Partnership estimates that the carrying value of cash and cash equivalents, restricted cash, marketable securities, amounts due from related parties and the bank note payable approximate their fair values based on their short-term maturity and prevailing interest rates.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Revenue Recognition

      Commercial Properties - The Partnership has retained substantially all of the risks and benefits of ownership of the Partnership's commercial properties and accounts for its leases as operating leases. Rental income from leases, which include scheduled increases in rental rates during the lease term, is recognized on a straight-line basis.

      Residential Apartments - Rental income from tenants of residential apartment properties is recognized in the period earned.

      Investment Services Income - The Partnership recognizes property acquisition and syndication fees in the period services are rendered, provided that the fee is fixed and collection is probable. Interim financing fees are recognized in the period earned. Commission income from the sale of partnership units in Sponsored Partnerships or preferred stock in Sponsored REITs is recognized as earned, which generally occurs upon closing.

      Income Taxes

      No provision has been made for Federal or state income taxes in the consolidated financial statements of the Partnership. Partners are required to report on their individual tax returns their allocable share of income, gains, losses, deductions and credits of the Partnership. The Partnership files its tax returns on the accrual basis.

      Net Income Per Partnership Unit

      The Partnership follows SFAS No. 128 "Earnings per Share", which specifies the computation, presentation and disclosure requirements for the Partnership's net income per partnership unit. Basic net income per unit is computed by dividing net income by the weighted average number of partnership units outstanding during period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue units were exercised or converted into units. There were no potential dilutive units outstanding at December 31, 2000, 1999 and 1998.

      The partnership units issued in connection with the merger transactions described in Note 4 have been treated as outstanding for all periods presented.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Net Income Per Partnership Unit

      The denominator used for calculating basic and diluted net income per unit is as follows:

      Years ended December 31,                  2000          1999          1998
      ==========================================================================

      Weighted average number
        of units outstanding              24,377,095    24,204,595    24,204,595

      Recent Accounting Standards

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133, as amended by SFAS No. 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

2.    Significant Accounting Policies (Continued)

      Recent Accounting Standards (Continued)

      Historically, the Partnership has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, adoption of the new standard did not affect the Partnership's financial statements.

      In March 2000, the FASB issued interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for (a) the definition of an employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock options or awards, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000 but certain conclusions covered specific events that occurred after either December 15, 1998 or January 12, 2000. Adoption of FIN 44 did not have an effect on the Partnership `s financial statements.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Staff Accounting bulletin became effective in the fourth quarter of 2000. The adoption of this guidance did not have an impact on the Partnership's results of operations or financial position, however, the guidance may impact the way in which the Partnership will account for future transactions.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

3.    Business Segments

      The Partnership operates in two business segments: rental operations and investment services (including real estate acquisition, financing and broker/dealer services). Segment operating results are measured and assessed based on a performance measure known as Funds From Operations ("FFO"). FFO is defined as net income (computed in accordance with generally accepted accounting principles) plus depreciation and amortization and other non-cash expenses. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

      FFO by business segment are as follows (in thousands):

                                                                                                          Per
                                                                                                     Consolidated
                                           Rental       Investment                 Intercompany      Statements of
                                         Operations      Services       Total      Eliminations       Operations
=====================================================================================================================
Year ended December 31, 2000:
  Total revenues                         $ 26,817        $14,152    $ 40,969           $(6,176)        $ 34,793
  Total expenses                          (14,332)        (9,854)    (24,186)            1,099          (23,087)
  Depreciation and amortization             4,275             68       4,343              (149)           4,194
  Non-cash expenses                            --          2,300       2,300                --            2,300
--------------------------------------------------------------------------------------------------------------------
FFO                                      $ 16,760        $ 6,666    $ 23,426           $(5,226)        $ 18,200
====================================================================================================================

Year ended December 31, 1999:
  Total revenues                         $ 17,204        $ 9,143    $ 26,347           $(8,299)        $ 18,048
  Total expenses                           (9,945)        (5,315)    (15,260)              667          (14,593)
  Depreciation and amortization             2,965             41       3,006              (109)           2,897
--------------------------------------------------------------------------------------------------------------------
FFO                                      $ 10,224        $ 3,869    $ 14,093           $(7,741)        $  6,352
====================================================================================================================

Year ended December 31, 1998:
  Total revenues                         $ 11,560        $ 6,208    $ 17,768           $(6,213)        $ 11,555
  Total expenses                           (6,979)        (2,802)     (9,781)              203           (9,578)
  Depreciation and amortization             2,136             33       2,169               (65)           2,104
--------------------------------------------------------------------------------------------------------------------
FFO                                      $  6,717        $ 3,439    $ 10,156           $(6,075)        $  4,081
====================================================================================================================

      Non-cash expenses of $2,300,000 for the year ended December 31, 2000 are comprised of equity-based compensation charges (see Note 8).

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

3.    Business Segments (Continued)

      The Partnership's FFO before the restatement for the October 1, 2000 Merged Partnerships (see Note 4) is summarized as follows (in thousands):

      Year ended December 31,                                              2000
      ==========================================================================

      Total FFO before intercompany eliminations                        $23,426

      Less amounts for October 1, 2000 Merged Partnerships
        for the period prior to date of merger:
         Total revenues                                                  (6,880)
         Total expenses                                                   4,184
         Depreciation and amortization                                   (1,003)
      --------------------------------------------------------------------------

      Total FFO, excluding pre-merger operations                        $19,727
      ==========================================================================

      The Partnership's cash distributions from operations for the year ended December 31, 2000 (excluding $3,953,000 of cash distributions related to the October 1, 2000 Merged Partnerships for the period prior to the date of merger) are summarized as follows:

                                          Distribution                Total
                                         Per Partnership              Cash
      Quarter paid                            Unit                Distributions
      ==========================================================================
                                                                 (in thousands)

      Second quarter of 2000                  $.24                      $ 4,080
      Third quarter of 2000                    .25                        4,308
      Fourth quarter of 2000                   .26                        4,480
      First quarter of 2001                    .27                        6,597
      --------------------------------------------------------------------------
                                                                        $19,465
      ==========================================================================

      Cash distributions per partnership unit is based on the total outstanding units at the end of each calendar quarter. Cash available for distribution, as determined at the sole discretion of the general partner, is required to be distributed to unit holders within 90 days following the end of each calendar quarter. The cash distribution of approximately $6,597,000 for the fourth quarter of 2000 was declared and paid in 2001. The cash distribution of approximately $4,200,000 for the fourth quarter of 1999 was declared and paid in the first quarter of 2000.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

3.    Business Segments (Continued)

      The following table is a summary of other financial information by business segment (in thousands):

                                      Rental        Investment
                                    Operations       Services             Total
      ==========================================================================

      December 31, 2000:
         Capital expenditures        $  9,825          $   127          $  9,952
         Identifiable assets         $173,888          $25,595          $199,483

      December 31, 1999:
         Capital expenditures        $ 77,060          $   195          $ 77,255
         Identifiable assets         $145,037          $31,162          $176,199

      December 31, 1998:
         Capital expenditures        $ 28,973          $     7          $ 28,980

4.    Merger Transactions

      Effective October 1, 2000, the Partnership and six Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "October 2000 Merger"). Under the terms of the October 2000 Merger, all limited partnership interests in the six Sponsored Partnerships outstanding on October 1, 2000 were exchanged for 7,204,716 new limited partnership units in the Partnership. The operations of the six merged Sponsored Partnerships consist of six commercial rental properties (see Note 5).

      Effective January 1, 2000, the Partnership and three Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "January 2000 Merger"). Under the terms of the January 2000 Merger, all limited partnership interests in the three Sponsored Partnerships outstanding on January 1, 2000 were exchanged for 4,999,972 new limited partnership units in the Partnership. The operations of the three merged Sponsored Partnerships consist of a residential apartment property and two commercial real estate properties (see Note 5).

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

4.    Merger Transactions (Continued)

      Effective January 1, 1999, the Partnership and eight Sponsored Partnerships consummated a series of mergers pursuant to an Agreement and Plan of Merger (the "1999 Merger"). Under the terms of the 1999 Merger, all partnership units in the Partnership and all limited partnership interests in the eight Sponsored Partnerships outstanding on January 1, 1999 were exchanged for 11,999,907 new partnership units in the combined Partnership. The operations of the merged Sponsored Partnerships consist of five commercial rental properties and three residential real estate properties (see Note 5).

      The Partnership's allocation of partnership units between the existing partners and the new partners were based upon the estimated relative value of each partners' contribution into the combined Partnership. Such allocation was based, in part, on independent real estate appraisals and third party valuation services.

      Following the consummation of a merger described above, the Partnership held, directly or indirectly, 100% of the interests in each Sponsored Partnership involved in the merger. The merger transactions were solely an exchange of partnership units and no cash was involved. The mergers were tax-free reorganizations accounted for similar to a pooling of interest. The assets and liabilities of the Sponsored Partnerships were recorded at their historic book values and total merger costs of approximately $222,000, $231,000 and $736,000 were expensed in the accompanying consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998, respectively. The Partnership's consolidated financial statements have been restated for all periods to include the results of operations, financial positions and cash flows of the Sponsored Partnerships. Partnership units issued in connection with the mergers are treated as outstanding for all periods presented.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

4.    Merger Transactions (Continued)

      The Partnership's December 31, 1999 and 1998 consolidated total partners' capital has been restated as follows (in thousands):

      December 31,                                            1999         1998
      ==========================================================================

      Franklin Street Partners Limited
         Partnership and Subsidiaries total
         partners' capital, as previously
         reported                                        $  72,887     $ 75,134

      Total partners' capital of the merged Sponsored
         Partnerships                                       78,302       19,793

      Elimination of intercompany balances
         and transactions                                   (3,863)      (1,071)
      --------------------------------------------------------------------------

      Combined total partners' capital, as restated      $ 147,326     $ 93,856
      ==========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

4.    Merger Transactions (Continued)

      The separate total revenues and net income of the Partnership and the various Sponsored Partnerships prior to the mergers were as follows (in thousands):

      Year ended December 31,                           1999               1998
      ==========================================================================

      Total revenues:
         Franklin Street Partners Limited
           Partnership and Subsidiaries,
           as previously reported                    $20,519            $13,961
         Merged Sponsored Partnerships                 5,641                490
         Elimination of intercompany balances
           and transactions                           (8,112)            (2,896)
      --------------------------------------------------------------------------

                                                     $18,048            $11,555
      ==========================================================================

      Net income:
         Franklin Street Partners Limited
           Partnership and Subsidiaries,
           as previously reported                    $ 8,729            $ 4,613
         Merged Sponsored Partnerships                 2,341                233
         Elimination of intercompany balances
           and transactions                           (7,615)            (2,869)
      --------------------------------------------------------------------------

                                                     $ 3,455            $ 1,977
      ==========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

5.    Real Estate Investments

      In connection with the various merger transactions described at Note 4, the Partnership acquired seventeen real estate properties during 2000 and 1999. The following is a summary of the more significant elements of the Partnership's real estate investments (dollar amounts in thousands):




                                                                                                             Date
                                                                        Approximate                       Acquired by
                                                Date of                   Square           Date            Sponsored
Description                                      Merger        Units     Footage       Constructed       Partnership
========================================================================================================================
Residential Apartments:
  Essex House, Houston, TX                    January 1999      135        118,800            1993              1993
  Reata, Houston, TX                          January 1999      159        129,000            1994              1994
  Weslayan Oaks, Houston, TX                  January 1999       84         70,500            1995              1997
  Silverside Plantation, Baton Rouge, LA      January 2000      264        223,800            1998              1998

Commercial Properties:
  North Andover
    Office Park, No. Andover, MA              January 1999       --         92,000         1972-1978            1996
  Park Seneca, Charlotte, NC                  January 1999       --        110,600            1969              1997
  Piedmont Center, Greenville, SC             January 1999       --        143,800            1973              1998
  4995 P. Henry Drive, Santa Clara, CA        January 1999       --         40,300            1978              1997
  One Technology Drive, Peabody, MA           January 1999       --        188,000            1982              1995
  Hillview Center, Milpitas, CA               January 2000       --         36,300            1984              1999
  Telecom Business Center, San Diego, CA      January 2000       --        101,700            1997              1999
  Southfield Center, Southfield, MI           October 2000       --        212,500            1977              1999
  Blue Ravine, Folsom, CA                     October 2000       --         47,000            1984              1999
  Bollman Place, Savage, MD                   October 2000       --         99,000            1984              1999
  Austin N.W., Austin, TX                     October 2000       --         68,600            1998              1999
  10 Lyberty Way, Westford, MA                October 2000       --        104,700            1984              2000
  Gateway Crossing 95, Columbia, MD           October 2000       --        188,800         1988-1994            1999
------------------------------------------------------------------------------------------------------------------------


========================================================================================================================

                                                                                                          Total Cost at
                                                      Original Cost                   Cost              December 31, 2000
                                               --------------------------          Capitalized     --------------------------
                                                              Buildings,           (Disposals)                    Buildings,
                                                             Improvements         Subsequent to                  Improvements
Description                                      Land       and Fixtures          Acquisition         Land      and Fixtures
==================================================================================================================================
Residential Apartments:
  Essex House, Houston, TX                    $  2,426           $   7,674            $   648     $   2,426         $   8,322
  Reata, Houston, TX                             2,811               7,889                567         2,811             8,456
  Weslayan Oaks, Houston, TX                     1,236               2,964                 70         1,236             3,034
  Silverside Plantation, Baton Rouge, LA         2,000              16,000               (205)        1,885            15,910

Commercial Properties:
  North Andover
    Office Park, No. Andover, MA                 1,056               6,944                895         1,056             7,839
  Park Seneca, Charlotte, NC                     1,370               5,480                (42)        1,270             5,538
  Piedmont Center, Greenville, SC                1,356               9,194                596         1,356             9,790
  4995 P. Henry Drive, Santa Clara, CA           3,009               3,791                 58         3,009             3,849
  One Technology Drive, Peabody, MA              1,033               8,142               (450)        1,033             7,692
  Hillview Center, Milpitas, CA                  2,135               2,728                  7         2,135             2,735
  Telecom Business Center, San Diego, CA         4,730              10,670                 78         4,730            10,748
  Southfield Center, Southfield, MI              4,112              10,838                138         4,112            10,976
  Blue Ravine, Folsom, CA                          766               4,934                 22           766             4,956
  Bollman Place, Savage, MD                      1,556               4,044                 45         1,556             4,089
  Austin N.W., Austin, TX                          631               9,369                161           631             9,530
  10 Lyberty Way, Westford, MA                   1,173               7,927                 78         1,173             8,005
  Gateway Crossing 95, Columbia, MD              4,339              15,511                291         4,339            15,802
----------------------------------------------------------------------------------------------------------------------------------

                                              $ 35,739           $ 134,099            $ 2,957     $  35,524         $ 137,271
==================================================================================================================================


                                                                       Total
                                                                    Accumulated
                                                                  Depreciation at
                                                                   December 31,
Description                                           Total            2000
==================================================================================
Residential Apartments:
  Essex House, Houston, TX                       $   10,748          $  2,473
  Reata, Houston, TX                                 11,267             1,951
  Weslayan Oaks, Houston, TX                          4,270               490
  Silverside Plantation, Baton Rouge, LA             17,795             1,268

Commercial Properties:
  North Andover
    Office Park, No. Andover, MA                      8,895             1,398
  Park Seneca, Charlotte, NC                          6,808               466
  Piedmont Center, Greenville, SC                    11,146               763
  4995 P. Henry Drive, Santa Clara, CA                6,858               277
  One Technology Drive, Peabody, MA                   8,725             1,066
  Hillview Center, Milpitas, CA                       4,870               124
  Telecom Business Center, San Diego, CA             15,478               497
  Southfield Center, Southfield, MI                  15,088               344
  Blue Ravine, Folsom, CA                             5,722               151
  Bollman Place, Savage, MD                           5,645                98
  Austin N.W., Austin, TX                            10,161               257
  10 Lyberty Way, Westford, MA                        9,178               129
  Gateway Crossing 95, Columbia, MD                  20,141               412
----------------------------------------------------------------------------------

                                                 $  172,795          $ 12,164
==================================================================================

----------
There were no encumbrances on the above properties. Depreciable lives at December 31, 2000 are summarized at Note 2.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

5.    Real Estate Investments (Continued)

      The following table summarizes the changes in the Partnership's real estate investments and accumulated depreciation (in thousands):

      December 31,                                   2000             1999            1998
      ======================================================================================
      Real estate investments, at cost:
         Balance, beginning of year           $163,904          $ 86,835        $58,080
           Acquisitions                          9,179            76,881         28,634
           Improvements                            639               188            121
           Dispositions                           (927)               --             --
      --------------------------------------------------------------------------------------

         Balance, end of year                 $172,795          $163,904        $86,835
      ======================================================================================

      Accumulated depreciation:
         Balance, beginning of year:          $  8,192          $  5,447        $ 3,617
           Depreciation                          3,972             2,745          1,830
           Dispositions                             --                --             --
      --------------------------------------------------------------------------------------

         Balance, end of year                 $ 12,164          $  8,192        $ 5,447
      ======================================================================================

6.    Related Party Transactions

      Investment in Sponsored REITs

      During 2000, the Partnership acquired 100% of the common stock in four Sponsored REITs for nominal consideration. Additionally, the Partnership's 5% general partner interest in one Sponsored Partnership was exchanged for the common stock in a newly formed REIT, in connection with this Sponsored Partnership's reorganization from a limited partnership to a REIT on January 1, 2001.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

6.    Related Party Transactions (Continued)

      Investment in Sponsored REITs (Continued)

      The Sponsored REITs were formed as corporations under the laws of Delaware and operate in a manner intended to qualify as REITs for Federal income tax purposes. To qualify as a REIT, each entity must comply with certain operating activity requirements and must generally distribute 95% (90% commencing January 1, 2001) of its taxable income to its shareholders. The REITs have issued both common stock and preferred stock. The common stock is owned solely by the Partnership and the preferred stock is owned by outside individual investors. Each REIT was organized to acquire a single real estate property using the proceeds raised through private offerings of its preferred stock. The REIT's do not contemplate having any long-term financing. The preferred shareholders' in each of the REITs are entitled to 100% of the REITs cash distributions. As a common shareholder, the Partnership has no rights to the REIT's regular cash distributions. However, upon liquidation of the REITs the Partnership will be entitled to its percentage interest in any proceeds after the preferred shareholders have recovered their investment. The Partnership's percentage interest in each REIT is less than 1%.

      The affirmative vote of the holders of a majority of the REIT's preferred stockholders is required for any actions involving merger, sale of property, amendment to charter or issuance of additional capital stock. In addition, all of the REIT's amended their certificates of incorporation in April 2001 to allow the holders of more than fifty percent of the outstanding preferred shares to remove, without cause, and replace one or more members of the REIT's Board of Directors.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

6.    Related Party Transactions (Continued)

      Sponsored Entity Fees

      FSP Investments has provided syndication and real estate acquisition advisory services for the Sponsored REITs in 2000 and Sponsored Partnerships prior to 2000. Transactions with merged Sponsored Partnerships have been eliminated in the accompanying consolidated financial statements. Fees from non-consolidated related entities for property acquisition services amounted to approximately $1,581,000 and $346,000 for the years ended December 31, 2000 and 1999, respectively. Sales commissions earned for the sale of Sponsored REIT preferred shares in 2000 and partnership units in one Sponsored Partnership in 1999 amounted to approximately $4,036,000 and $443,000 for the years ended December 31, 2000 and 1999, respectively.

      The Partnership has also provided interim financing for the purchase of certain REIT properties prior to completion of the REIT's private equity offerings. Financing commitment fees earned by the Partnership from the REITs totaled approximately $1,957,000 for the year ended December 31, 2000. Interest income charged to the REITs amounted to approximately $457,000 for the year ended December 31, 2000.

      Management Fees

      Management fees charged to the merged Sponsored Partnerships have been eliminated in the accompanying consolidated statements of operations. Total property management fee income from non-consolidated entities amounted to approximately $112,000 and $16,000 for the years ended December 31, 2000 and 1999, respectively. There were no related entity management fees for the year ended December 31, 1998. Property management fees range from 1% to 5% of collected rents.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

6.    Related Party Transactions (Continued)

      Due From Related Parties

      Amounts due from related parties consist of the following (in thousands):

      December 31,                                              2000       1999
      ==========================================================================

         Interim financing note receivable due             $  16,500         --
         from Sponsored REIT, bearing
         interest at the bank's base rate (9.5%
         at December 31, 2000), collateralized
         by the REIT's real estate and the
         assignment of its rents; paid in full
         upon closing of REIT's private equity
         offering in February 2001.


         Interest receivable from Sponsored REITs, paid
         upon closing of private equity offering in
         February 2001.                                          144         --

         Non-interest bearing cash advances due on
         demand from Sponsored REITs.                             90         --
      --------------------------------------------------------------------------

                                                           $  16,734    $    --
      ==========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

7.    Bank Note Payable

      The Partnership has a revolving line of credit agreement (the "Loan Agreement") with a bank providing for borrowings up to $35 million (increased to $53 million in February 2001). Borrowings under the Loan Agreement bear interest at either the bank's base rate or a variable LIBOR rate, as defined. Borrowings outstanding under the Loan Agreement consist of the following (in thousands):

      December 31,                                             2000        1999
      ==========================================================================

      Note payable, bearing interest at the
         bank's base rate (9.5% at December 31, 2000).      $16,500      $ 3,672

      Note payable, bearing interest at LIBOR plus
         1.25% per annum (7.75% at December 31, 1999).           --       19,850
      --------------------------------------------------------------------------

                                                            $16,500      $23,522
      ==========================================================================

      The Loan Agreement includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the maintenance of at least $1,500,000 in operating cash accounts, a minimum tangible net worth of $140,000,000 and compliance with various debt and operating income ratios, as defined in the Loan Agreement. The Partnership was in compliance with the Loan Agreement's financial covenants as of December 31, 2000. Outstanding borrowings of $16,500,000 at December 31, 2000 were repaid in February 2001. The Loan Agreement matures on February 23, 2003.

      The Loan Agreement also provides for personal borrowings of up to $3,000,000 by the members of the Partnership's general partner for the purpose of acquiring partnership units or paying income taxes thereon. Borrowings of $800,000 were outstanding with members of the general partner at December 31, 2000, which are guaranteed by the Partnership.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

8.    Partners' Capital

      General

      The Partnership's general partner has the exclusive right to manage the business of the Partnership and make certain amendments to the Partnership Agreement, without the consent or approval of the limited partners. The Partnership's limited partners do not take part in management and do not have any voting rights regarding the Partnership's operations. A majority in interest of the limited partners, with the consent of the general partners, may amend the Partnership Agreement, subject to certain limitations as defined in the Partnership Agreement.

      Except as provided for under certain Federal tax provisions described in the Partnership Agreement, net income or net losses from operations shall be allocated to all partners based on their percentage interest in the Partnership. Net profits or losses arising from a sale or other disposition of all or any portion of the Partnership's property or upon liquidation of the Partnership shall be allocated as follows:

      Net Profit - The Partnership's net profits are allocated first to the extent of any partner's negative capital account balance, and thereafter in proportion with their percentage interest in the Partnership.

      Net Losses - First to the extent of any partner's positive capital account balance, and thereafter in proportion with their percentage interest in the Partnership.

      The Partnership's cash distributions are allocated to the limited partners and the general partner based on each partner's percentage interest in the Partnership.

      Equity-Based Compensation

      In April 2000, the Partnership issued 230,000 partnership units with a fair value of $2,300,000 to certain officers of the Partnership in lieu of cash compensation. The 230,000 partnership units were fully vested on the date of issuance. This equity-based compensation charge of $2,300,000 is included in selling, general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2000. Cash distributions paid to the holders of the 230,000 units amounted to approximately $117,000 for the year ended December 31, 2000.

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

8.    Partners' Capital (Continued)

      General Partner Interests

      The Partnership's general partner interests are held by an entity, which is owned by certain persons who may be deemed to function as officers or directors of the Partnership. Total cash distributions paid to the general partner were approximately $930,000, $1,596,000 and $749,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

9.    Federal Income

      Tax Reporting

      The difference between Partners' capital for financial reporting purposes and for income tax purposes is approximately as follows (in thousands):

      Partners' capital - financial reporting purposes,
        December 31, 2000                                              $180,140

      Partnership's cumulative tax reporting differences,
         primarily relating to non-deductible expenses,
         depreciation and other temporary differences                     1,350
      -------------------------------------------------------------------------

      Partners' capital - income tax purposes,
        December 31, 2000                                              $181,490
      =========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

10.   Commitments

      Rentals Under Operating Leases

      The Partnership's commercial rental operations include the leasing of office buildings and industrial properties subject to leases with terms greater than one year. The leases thereon expire at various dates through 2012. The following is a schedule of approximate future minimum rental income on non-cancelable operating leases as of December 31, 2000 (in thousands):

      Year ended December 31,
      =========================================================================

      2001                                                              $26,719
      2002                                                               14,759
      2003                                                               12,179
      2004                                                                8,444
      2005                                                                3,936
      Thereafter                                                         12,358
      -------------------------------------------------------------------------

                                                                        $78,395
      =========================================================================

      Office

      Lease The Partnership leases its corporate office space under a six year operating lease that commenced in June 1999. The lease includes a base annual rent and additional rent for the Partnership's share of taxes and operating costs.

      Future minimum lease payments are approximately as follows (in thousands):

      Year ended December 31,
      =========================================================================

      2001                                                                 $190
      2002                                                                  199
      2003                                                                  203
      2004                                                                  209
      2005                                                                   97
      -------------------------------------------------------------------------

                                                                           $898
      =========================================================================

                                                        Franklin Street Partners
                                            Limited Partnership and Subsidiaries

                                      Notes to Consolidated Financial Statements

      Rent expense was approximately $184,000, $126,000 and $52,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

10.   Commitments (Continued)

      Retirement Plan

      During 1999, the Partnership formed a retirement savings plan for eligible employees. Under the plan, the Partnership matches participant contributions up to $6,000 annually per participant. The Partnership's total contribution under the plan amounted to approximately $53,000 and $46,000 for the years ended December 31, 2000 and 1999, respectively.

Exhibit Index

Exhibits   Dexcription
--------   -----------

3.1        Certificate of Limited Partnership

3.2        Amendment to Certificate of Limited Partnership

4.1 Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

4.2 First Amendment, dated as of January 1, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

4.3 Second Amendment, dated as of June 26, 2000, to Third Amended and Restated Limited Partnership Agreement, dated as of January 1, 2000

21         Subsidiaries of the Registrant